Katherine R. Kelly
Vice President, Associate General Counsel & Corporate Secretary

430 East 29 Street New York, New York 10016
Tel 212-546-4852 katherine.kelly@bms.com

September 6, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Keira Nakada and Bonnie Baynes, Office of Healthcare and Insurance

Re:          Bristol-Myers Squibb Company
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 13, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed July 26, 2018
File No. 001-01136

Dear Ms. Nakada and Ms. Baynes:

 We have received the follow-up comment letter (the “Comment Letter”) dated August 23, 2018 from the staff of the Securities and Exchange Commission (the “Commission”) responding to Bristol-Myers Squibb Company’s letter dated July 26, 2018, with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2017 and Form 10-Q for the quarterly period ended June 30, 2018.  We are submitting this letter to confirm that, as discussed, we anticipate providing a response by September 24, 2018.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Vice President, Associate General Counsel
& Corporate Secretary